September 1, 2009

Contact: David J. Christensen
President and Chief Executive Officer
(800) 432-3378 or (716) 883-2428

Julian Reid
Chairman of the Board
+44 7768 068 200

FOR IMMEDIATE RELEASE

ASA Limited Announces Commencement of Tender Offer

BUFFALO, NY, September 1, 2009 . . . ASA Limited (NYSE: ASA), a closed-end fund specializing in gold and other precious mineral investments worldwide, today commenced a tender offer to purchase up to 720,000 of the Company’s issued and outstanding common shares at a price per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by the Company at the close of regular trading on the NYSE on the day the tender offer expires. The tender offer will expire at 12:00 midnight, Eastern time, on October 2, 2009, unless the Company extends the tender offer. The maximum number of shares that the Company will purchase in the tender offer represents 10% of the number of currently issued and outstanding shares.

As with many closed-end funds, the market price of a common share of the Company has historically traded at a discount to, i.e., lower than, the net asset value per share. The tender offer will permit tendering shareholders to liquidate at least a portion of their shares at a price per share equal to 98% of the net asset value per share.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company. The tender offer will be made only by an Offer to Purchase and related Letter of Transmittal, which will be mailed to shareholders and be available free of charge on the Securities and Exchange Commission’s website at www.sec.gov. Shareholders should read these documents carefully. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Company’s Board of Directors has approved the tender offer. However, neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares in the tender offer.

D. F. King & Co., Inc. has been retained as information agent for the tender offer. Shareholders who have questions about the tender offer, require assistance with the procedures to tender shares, or need additional copies of tender offer materials may call the information agent collect at (212) 269-5550 (for banks and brokers) or toll-free at (800) 290-6431.